GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-[illegible]

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

RECEIVED

2006 SEP 19 A 11:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

18 September 2006

Securities & Exchange Commission
Division of Corporate Finance [redacted]
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

06016941

SUPPL

BY FAX # 001-202-77[illegible]

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Announcement by Genting International P.L.C., an indirect subsidiary of Genting Berhad whose shares are listed on the Singapore Exchange Securities Trading Limited and the EURO MTF Market of the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

WILLIAM CHUA
Assistant Company Secretary

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Dw 9/19

Form Version 2.0

General Announcement

Reference No **CU-060915-1DD48**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT BY GENTING INTERNATIONAL P.L.C., AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE LISTED ON THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED AND THE EURO MTF MARKET OF THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

Attached is an announcement by Genting International P.L.C., made today.

GIPLC_announcement15Sep2006

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Genting International

GENTING INTERNATIONAL PUBLIC LIMITED COMPANY
(Incorporated in the Isle of Man with limited liability No. 24706C)

RECOMMENDED CASH OFFER FOR THE ENTIRE ISSUED SHARE CAPITAL OF STANLEY LEISURE PLC BY GENTING INTERNATIONAL INVESTMENT (UK) LIMITED

Further to the announcement of Genting International plc ("**Genting International**") dated 11 September 2006, the Board of Directors of Genting International is pleased to announce that Genting International Investment (UK) Limited, a wholly-owned subsidiary of Genting International has on the 15 September 2006 made a recommended cash offer ("**Offer**") for the entire issued and to be issued ordinary share capital of Stanley Leisure plc.

An Offer Document dated 15 September 2006 setting out, *inter alia,* the recommendation of the board of directors of Stanley, the formal terms of the Offer and the relevant form(s) of acceptance has on 15 September 2006 been despatched to Stanley Shareholders.

Capitalised terms not defined in this announcement shall have the meanings given to them in Genting International's announcement dated 11 September 2006.

Nothing in this announcement shall be construed as, and this announcement is not intended to and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities pursuant to the Offer or otherwise.

By order of the Board

Justin Tan Wah Joo
Managing Director

16 September 2006